exhibit 99.1

For Immediate Release	Date: March 16, 2018
18-12-TR

Teck Releases Climate Action & Portfolio Resilience Report

Vancouver, B.C. – Teck Resources Limited (“Teck”, TSX: TECK.A and TECK.B, NYSE: TECK) today released the Climate Action and Portfolio Resilience report, outlining how Teck will continue to be competitive and create shareholder value in a low-carbon future, while also contributing to action on climate change.
The report covers the work that Teck is doing to reduce the carbon footprint of our activities and analyzes how the risks and opportunities associated with climate change may affect our business under different climate change scenarios.
As the world transitions to a low-carbon economy there will naturally be shifts in demand for certain commodities, driven by emerging low-carbon technologies, climate action policies, and shifting consumption patterns. Teck’s diversified products each play a role in the low-carbon economy of the future, putting us in a strong position to continue to meet changing market demand and create value for our shareholders.
Portfolio resiliency analysis
Building on our existing climate-related work and disclosures, Teck has analyzed and disclosed the potential implications of various climate-related scenarios for our business, including a scenario that limits climate change to 2° Celsius (C) above pre-industrial levels. These scenarios provide information on how Teck considers and is preparing for the risks and opportunities that may emerge as the global community combats climate change and moves to a lower-carbon future.
The minerals and metals Teck produces — including steelmaking coal, copper and zinc — are some of the basic building blocks of low-carbon technology and infrastructure. As such, in all scenarios, we see continued demand for our core commodities and expect no stranding of existing developed assets. Accelerated adoption of low-carbon technology, such as electric vehicles and renewable energy, shifts growth opportunities towards copper, while steelmaking coal, zinc and energy remain an important part of the commodity mix.
Climate action and advocacy
Teck is focused on taking action to reduce our carbon footprint, including setting short- and long-term targets to reduce GHG emissions, improving energy efficiency, and implementing renewable power generation:

—	Over 217,000 tonnes of GHG-reduction projects at our operations since 2011;
—	450,000-tonne GHG reduction goal by 2030;
—	30.7 MW of new alternative energy generation implemented since 2011;

—	80% of all electricity use from renewable power sources.
Teck is a strong advocate for policies that support the transition to a low-carbon economy while also maintaining economic competitiveness:
—	Signatory of the 2015 Paris Pledge, in support of the Paris Agreement on Climate Change;
—	First Canadian resource company to join the Carbon Pricing Leadership Coalition; and
—	Member of the Council for Clean Capitalism.
For more information on our approach to reducing carbon emissions and remaining competitive in a low-carbon world and to download a copy of the report, visit our Taking Action on Climate Change page.
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning out strong position to continue to meet changing market demand and create value for shareholders, our expectation that we will see continued demand for our core commodities and predict no standing of existing developed assets, our goals and expectation that we will meet those goals.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, actual climate-change consequences and changes in laws and governmental regulations and enforcement thereof.  We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our Climate Action and Portfolio Resilience report.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com